UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 000-21656
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:
United Community Banks, Inc.
Profit Sharing Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:
United Community Banks, Inc.
63 Highways 515, PO Box 398
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006
Notes to Financial Statements
SIGNATURE
EXHIBIT INDEX
EX-23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Porter Keadle Moore, LLP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Administration Committee Members
United Community Banks, Inc. Profit Sharing Plan
Blairsville, Georgia
We have audited the accompanying statements of net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006 and the supplemental schedule as of December 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Porter Keadle Moore, LLP
Atlanta, Georgia
June 27, 2007
Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Cash	$732,123	260,178
Investments at fair value:
Common stock of United Community Banks, Inc.	42,412,566	23,450,643
Shares of registered investment company mutual funds	43,520,475	35,489,158

Total investments	85,933,041	58,939,801

Receivables:
Employers contributions	2,075,236	1,444,128
Accrued dividends	94,820	68,383
Due from brokers	199,003	—

Total receivables	2,369,059	1,512,511

Total assets	89,034,223	60,712,490

Liabilities:
Amounts due to brokers	283,456	3,831
Benefit claims payable	—	20,000

Total liabilities	283,456	23,831

Net assets available for plan benefits	$88,750,767	60,688,659

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,131,146
Net appreciation in fair value of investments	7,504,147

Total investment income	8,635,293

Contributions:
Employer match	2,558,621
Employer discretionary	2,154,956
Employee deferrals	4,612,903
Employee rollovers	1,188,327
Employee rollovers — Southern National	12,715,172

Total contributions	23,229,979

Total additions	31,865,272

Deductions from net assets attributable to:
Distributions paid to participants	3,510,461
Administrative expenses	292,703

Total deductions	3,803,164

Increase in net assets available for plan benefits	28,062,108
Net assets available for plan benefits:
Beginning of year	60,688,659

End of year	$88,750,767

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements

(1)	Description of the Plan
The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Contributions
Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 75% of their annual compensation. The Company’s matching contribution is up to 5% of a participant’s annual compensation for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.
     Vesting
Participants are immediately vested in their contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%
Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan.
     Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.
     Administrative Expenses
The Plan pays substantially all administrative expenses.
     Forfeited Accounts
At December 31, 2006 and 2005, forfeited non vested accounts approximated $24,000 and $18,000, respectively. These amounts will be used to reduce future administrative expenses.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(1)	Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The Company’s stock trades on the Nasdaq stock market, and the value of the Company’s stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The Plan holds investments at December 31, 2006 and 2005 in the Plan sponsor common stock amounting to $42,412,566 and $23,450,643, respectively. This investment represents 49% and 40% of total investments at December 31, 2006 and 2005, respectively. A significant decline in the market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments

The following table represents investments at December 31, 2006 and 2005.

	2006	2005

Cash	$732,123	$260,178

United Community Banks, Inc. common stock (1,312,270 and 879,478 shares at December 31, 2006 and 2005, respectively)	$42,412,566	$23,450,643

Mutual funds:
AI Money Market Fund	$—	$1,937,520
American Beacon Select Money Market	1,984,709	—
Amcent Equity Income Fund	—	795,174
NestEgg Dow Jones U.S. 2040 Fund	6,258,532	5,241,349
NestEgg Dow Jones U.S. 2030 Fund	5,819,391	4,889,710
NestEgg Dow Jones U.S. 2020 Fund	10,584,538	9,081,102
NestEgg Dow Jones U.S. 2010 Fund	2,393,498	3,299,451
NestEgg Dow Jones U.S. 2015 Fund	3,890,881	—
NestEgg Capital Preservation Fund	—	1,888,738
American Independence International Equity	1,424,381	762,401
Federated Max-Cap Fund	1,466,060	1,108,714
Franklin Strategic Small MIDCAP Growth Fund	1,274,089	1,028,932
Vanguard Windsor II Fund	1,782,859	1,225,350
Vanguard Explorer	1,002,345	706,412
Royce Low Priced Stock Fund	1,089,045	718,678
American Century Ultra	—	909,070
Goldman Sachs Mid Cap Value Fund	1,234,081	—
T Rowe Price Growth Fund	1,161,962	—
PIMCO Total Return Bond Fund	2,154,104	1,896,557

Total mutual funds	$43,520,475	$35,489,158

During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $7,504,147 as detailed below:

Year Ended
December 31, 2006
Net change in investments at fair value as determined by quoted market price:
Mutual funds	$2,936,311
United Community Banks, Inc. common stock	4,567,836

Net change in fair value	$7,504,147

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments, continued

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2006 and/or 2005, are separately identified.

	December 31
	2006	2005

United Community Banks, Inc. common stock	$42,412,566	$23,450,643
NestEgg Dow Jones U.S. 2040 Fund	6,258,532	5,241,349
NestEgg Dow Jones U.S. 2030 Fund	5,819,391	4,889,710
NestEgg Dow Jones U.S. 2020 Fund	10,584,538	9,081,102
NestEgg Dow Jones U.S. 2010 Fund	2,393,489	3,299,451
(4)	Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan was amended effective December 1, 2006; however, the Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the plan sponsor, declares cash dividends on its common stock on a quarterly basis throughout the year. In 2006, the Plan received cash dividends of approximately $280,697 on its investment in the Company’s stock. Additionally, the Company provides a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. The contribution receivable was $2,075,236 and $1,444,128 as of December 31, 2006, and 2005, respectively.

The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for United Community Banks, Inc. common stock as reported by Nasdaq on the date of transaction. During 2006 and 2005, the plan purchased 111,485 and 24,857 shares, respectively, directly from the Company.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $292,703 for 2006 and is presented on the statement of changes in net assets available for plan benefits as administrative expenses. The fees for 2006 for trustee and custodial services amounted to $250,583 and for record keeping amounted to $42,120.

(6)	Merger of Southern Bancorp, Inc., Plan

On December 1, 2006 the Company acquired Southern Bancorp, Inc. and its wholly owned banking subsidiary, Southern National Bank. Southern Bancorp, Inc. Employee Stock Ownership Plan was merged into the Company’s plan and all participant account balances were transferred accordingly.

(7)	Subsequent Event

On June 1, 2007, the Company acquired Gwinnett Commercial Group, Inc. and its wholly owned subsidiary, First Bank of the South. Gwinnett Commercial Group, Inc.’s defined contribution plan was terminated and its participants were allowed to rollover their account balances into the Plan.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2006
Employer Identification Number: 58-0554454
Plan Number: 001

	Identity of issuer
	or similar party			Fair
(a)	(b)	Description of assets (c)	Cost (d)	Value (e)

*	United Community Banks, Inc.	Common stock — 1,312,270 shares	N/A	$42,412,566
	American Beacon	Select Funds Money Market — 1,984,709	N/A	1,984,709
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2040 Fund — 589,871 shares	N/A	6,258,532
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2030 Fund — 563,349 shares	N/A	5,819,391
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2020 Fund — 980,050 shares	N/A	10,584,538
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2010 Fund — 237,450 shares	N/A	2,393,498
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S 2015 Fund — 380,712 shares	N/A	3,890,881
*	INTRUST Bank, N.A.	America Independence International Equity — 100,734 shares	N/A	1,424,381
	Vanguard Funds	Vanguard Explorer — 13,416 shares	N/A	1,002,345
	Vanguard Funds	Vanguard Windsor II — 51,305 shares	N/A	1,782,859
	Federated Funds	Federated Max-Cap Fund — 56,236 shares	N/A	1,466,060
	Franklin Funds	Franklin Strategic Small MIDCAP Growth Fund — 33,733 shares	N/A	1,274,089
	Royce Funds	Royce Low Priced Stock Fund — 64,709 shares	N/A	1,089,045
	PIMCO Funds	PIMCO Total Return Bond Fund — 207,524 shares	N/A	2,154,104
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund — 31,716 shares	N/A	1,234,081
	T Rowe Price	T Rowe Price Growth Stock Fund — 36,736 shares	N/A	1,161,962

*	Party-in-interest
N/A — Due to Plan being fully participant directed, such values are not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
United Community Banks, Inc.
Profit Sharing Plan

By:	/s/ John Goff
	Title:	Vice President and Trust Officer INTRUST BANK, N.A.
Date: June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accountants